SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Jungsup Jung
Name: Jungsup Jung
Title: Team Leader

KT 1Q14 Earnings Release Investor Relations 2014. 04. 30

Disclaimer This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actualpity, fairness, or completeness of the information presented. Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non- Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3564, 5529, 5343, 5344 Fax : 82-2-3495-5914

Contents 1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

K-IFRS / Consolidated 1-1 Financial Highlights Income Statement Operating revenue 5,846.1bn (YoY) -4.2%/(QoQ) -5.9% Service revenue 4,858.7bn (YoY) -1.7%/(QoQ) -3.4% Merchandise revenue 987.4bn (YoY) -15.1%/(QoQ) -16.7% Operating income 152.0bn (YoY) -58.6%/(QoQ) TB Net loss 41.0bn (YoY) TR/(QoQ) RR EBITDA 1,083.9bn (YoY) -13.0%/(QoQ) +47.1% (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Operating revenue 5,846.1 6,104.5 -4.2% 5,846.1 6,214.5 -5.9% Service revenue 4,858.7 4,941.2 -1.7% 4,858.7 5,029.8 -3.4% Merchandise revenue 987.4 1,163.3 -15.1% 987.4 1,184.7 -16.7% Operating expense 5,694.0 5,737.2 -0.8% 5,694.0 6,398.5 -11.0% Operating income 152.0 367.3 -58.6% 152.0 -184.0 TB Margin (%) 2.6% 6.0% -3.4%p 2.6% -3.0% 5.6%p Non-operating income (loss) -178.0 -72.0 RR -178.0 -514.8 RR Income before income taxes -26.0 295.3 TR -26.0 -698.8 RR Net income -41.0 212.6 TR -41.0 -542.5 RR Margin (%) -0.7% 3.5% -4.2%p -0.7% -8.7% 8.0%p EBITDA 1,083.9 1,246.0 -13.0% 1,083.9 737.0 47.1% Margin (%) 18.5% 20.4% -1.9%p 18.5% 11.9% 6.7%p

K-IFRS / Consolidated 1-2 Financial Highlights Major Subsidiaries Operating Revenue Operating Profit Consolidated from 4Q11 (KT’s share : 69.54%) 804.4 787.0 740.7 55.0 49.4 20.9 1Q13 4Q13 1Q14 1Q13 4Q13 1Q14 Consolidated from 1Q11 (KT’s share : 49.99%) 164.0 158.1 154.4 31.6 32.5 22.1 1Q13 4Q13 1Q14 1Q13 4Q13 1Q14 Consolidated from 3Q12 (KT’s share : 58.00%) 240.9 232.9 194.1 25.1 20.8 24.7 1Q13 4Q13 1Q14 1Q13 4Q13 1Q14 Subsidiaries’ financials are consolidated figures (Unit: KRW bn) 400.0 300.0 236.0 200.0 22.4 100.0 131.3 129.6 82.3 0.0 1Q13 4Q13 1Q14 -100.0 -200.0 -266.3 -300.0 KT Separate OP Consolidated OP

K-IFRS / Consolidated 1-3 Financial Highlights Operating Revenue 1Q14 Operating revenue 5,846.1bn (YoY) -4.2%/(QoQ) -5.9% Subscriber and mobile ARPU growth led wireless revenue to increase (YoY) +1.5%/(QoQ) +1.7% Wireline revenue fell mainly due to Telephony revenue decline (YoY) -6.7%/(QoQ) -3.6% Media/Contents revenue increased as IPTV subscribers and PPV revenue grew (YoY) +17.7%/(QoQ) +4.3% Finance/Rental revenue increased thanks to BC card’s stable growth and KT Rental revenue increases (YoY) +7.6%/(QoQ) -1.4% Merchandise revenue decline as wireless handset sales decreased (YoY) -15.1%/(QoQ) -16.7% (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Wireless 1,783.4 1,756.6 1.5% 1,783.4 1,753.9 1.7% Wireline 1,420.1 1,521.9 -6.7% 1,420.1 1,473.5 -3.6% Media/ 369.6 314.1 17.7% 369.6 354.5 4.3% Contents Finance/ 986.5 916.9 7.6% 986.5 1,001.0 -1.4% Rental Others 299.2 431.8 -30.7% 299.2 446.9 -33.1% Merchandise 987.4 1,163.3 -15.1% 987.4 1,184.7 -16.7% Total 5,846.1 6,104.5 -4.2% 5,846.1 6,214.5 -5.9%

K-IFRS / Consolidated 1-4 Financial Highlights Operating Expenses 1Q14 Operating expenses 5,694.0bn (YoY) -0.8%/(QoQ) -11.0% Cost of service provided fell due to decreased costs in real estate development cost (YoY) -11.7%/(QoQ) -30.7% Intense wireless marketing early this year caused selling expenses to rise (YoY) +16.2%/(QoQ) +5.1% Less handset sales due to business suspension led to drop in the Cost of merchandise (YoY) -18.7%/(QoQ) -19.3% (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Labor cost 807.6 804.3 0.4% 807.6 858.3 -5.9% General 2,555.0 2,403.9 6.3% 2,555.0 2,730.7 -6.4% expenses Cost of service 656.9 743.6 -11.7% 656.9 948.2 -30.7% provided Selling expenses 741.6 638.0 16.2% 741.6 705.4 5.1% Cost of 933.0 1,147.3 -18.7% 933.0 1,155.9 -19.3% merchandise Total 5,694.0 5,737.2 -0.8% 5,694.0 6,398.5 -11.0% Marketing Cost (KT Separate, Profit from handset sales adjusted) (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Marketing Cost 775.2 697.6 11.1% 775.2 755.7 2.6%

K-IFRS / Consolidated 1-5 Financial Highlights Financial Position Debt Ratio Liability to Equity : 173.3% Net Debt to Equity : 79.8% Debt Position Total Debt : 11,756.5bn Net Debt : 10,061.8bn Net debt ratio at 79.8%, increased by 6.7%p QoQ (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Assets 34,440.2 34,074.9 1.1% 34,440.2 34,846.5 -1.2% Cash and cash 1,694.8 1,492.5 13.5% 1,694.8 2,070.9 -18.2% equivalents Liabilities 21,836.6 21,135.4 3.3% 21,836.6 21,981.6 -0.7% Borrowings 11,756.5 11,587.6 1.5% 11,756.5 11,482.1 2.4% Equity 12,603.6 12,939.5 -2.6% 12,603.6 12,864.9 -2.0% Capital Stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0% Net Debt 10,061.8 10,095.1 -0.3% 10,061.8 9,411.2 6.9% Liabilities/Equity 173.3% 163.3% 9.9%p 173.3% 170.9% 2.4%p Net Debt/Equity 79.8% 78.0% 1.8%p 79.8% 73.2% 6.7%p 165.7% 161.4% 163.3% 170.9% 173.3% 153.0% 155.5% 156.0% 157.7% 79.1% 79.8% Liabilities/Equity 78.0% 75.4% 77.0% 75.9% Net Debt/Equity 72.6% 73.2% 71.0% 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14

K-IFRS / KT Separate 1-6 Financial Highlights CAPEX (Unit: KRW bn) Total CAPEX Investments for wideband LTE and network advancement to enhance core competency 1Q14 : 357.2bn (YoY) -31.5%/(QoQ) -75.8% FY2014 Guidance : KRW 2.7tn Wireless CAPEX 1Q14 : 177.7bn FY2014 Guidance : KRW 1.0tn Wireline CAPEX 1Q14: 122.8bn FY2014 Guidance : KRW 1.2tn 1,475.8 250.2 658.6 Others Wireless 521.1 Wireline 136.2 357.2 56.7 247.1 567.0 177.7 137.8 122.8 1Q 13 4Q 13 1Q 14

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

K-IFRS / Consolidated 2-1 Business Overview Wireless Wireless service revenue increased by 1.5% YoY as LTE subscriber expansion resulted from ARPU growth Wireless ARPU was recorded at KRW 32,902, representing 5.7% YoY (Appendix 4-3) LTE subscribers stand at 8.63m as of 1Q14, representing 52.4% of total subscribers Smartphone subscribers stand at 11.43m, representing 69.4% of total subscribers Focusing on the recovery of competitiveness of wireless business with subscriber turnaround and ARPU growth Take initiatives in service quality competition rather than subsidy (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Service 1,513.3 1,492.8 1.4% 1,513.3 1,480.6 2.2% Interconnection 159.5 137.8 15.8% 159.5 156.7 1.8% Others 110.5 126.0 -12.3% 110.5 116.7 -5.3% Wireless 1,783.4 1,756.6 1.5% 1,783.4 1,753.9 1.7% <Smartphone Subscribers> (Unit: 1,000 / %) 10,973 11,056 11,288 11,425 10,734 9,787 10,251 2,790 8,537 9,135 3,414 4,231 6,351 4,916 52.4% 5,665 47.9% 7,299 23.6% 41.8% 7,966 36.8% 8,186 15.1% 30.8% 7,874 8,635 7.1% 6,057 6,824 2.1% 3,900 5,068 2,488 1,170 351 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 3G Smartphone LTE Subscribers % of LTE

K-IFRS / Consolidated 2-2 Business Overview Wireline Telephony revenue declined, due to line loss and MOU decrease, caused total Wireline revenue to fall 6.7% YoY Broadband revenue rose 2.3% YoY as bundling discounts reduced Stabilize wireline revenue decline through continuous expansion of broadband IP subscribers (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Telephony 677.8 781.7 -13.3% 677.8 715.5 -5.3% Broadband 446.6 436.7 2.3% 446.6 448.5 -0.4% Line lease 295.8 303.5 -2.5% 295.8 309.6 -4.4% Wireline 1,420.1 1,521.9 -6.7% 1,420.1 1,473.5 -3.6% <Wireline Subscribers> (Unit: 1,000 / %) 26,987 26,923 26,846 26,703 26,546 26,361 26,215 26,085 25,826 7,922 7,967 8,009 8,037 8,050 8,038 8,041 8,067 8,037 3,294 3,326 3,344 3,348 3,383 3,407 3,462 3,505 3,480 15,771 15,630 15,493 15,318 15,113 14,916 14,712 14,513 14,309 70.0% 70.0% 71.0% 71.4% 72.1% 72.5% 73.0% 68.0% 69.0% 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 Broadband VoIP PSTN BB Bundled ratio

K-IFRS / Consolidated 2-3 Business Overview Media / Contents Expansion of KT Group Media subscribers led to 17.7% YoY revenue growth KT IPTV media subscribers stands at 5.16m, with net gain of 190k in 1Q14 OTV : 2.89m OTS : 2.27m IPTV targets for net gain of 800k subscriber base in 2014 Strengthen media/contents leadership through service enhancement and add-in revenue growth such as PPV, and home shopping commissions (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Media 318.2 280.4 13.4% 318.2 319.3 -0.4% Contents 51.4 33.6 52.9% 51.4 35.2 46.2% Media/Contents 369.6 314.1 17.7% 369.6 354.5 4.3% <Media Subscribers> (Unit: 1,000) 4,968 5,158 4,477 4,713 4,030 4,228 3,571 3,783 3,316 2,226 2,267 2,027 2,132 1,768 1,901 1,421 1,590 1,301 2,015 2,150 2,193 2,262 2,327 2,450 2,581 2,742 2,891 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 OTS OTV

K-IFRS / Consolidated 2-4 Business Overview Finance / Rental Finance/Rental revenue BC Card revenue increased by 6.2% YoY, recording 787.0bn KT Rental revenue increased by 20.0% YoY, recording 232.9bn Other Services revenue Revenue dropped 30.7% YoY due to decline in real estate development revenue Others Merchandise Due to less handset sales volume, merchandise sales decreased by 15.1% YoY (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Finance/Rental 986.5 916.9 7.6% 986.5 1,001.0 -1.4% Finance 819.6 785.6 4.3% 819.6 834.1 -1.7% Rental 166.9 131.3 27.1% 166.9 166.8 0.0% Other Service 299.2 431.8 -30.7% 299.2 446.9 -33.1% IT/Solution 116.9 131.0 -10.7% 116.9 255.8 -54.3% Real estate 54.2 192.4 -71.8% 54.2 61.1 -11.4% Other 128.1 108.4 18.1% 128.1 129.9 -1.4% Subsidiaries (Unit: KRW bn) 1Q14 1Q13 YoY 1Q14 4Q13 QoQ Merchandise 987.4 1,163.3 -15.1% 987.4 1,184.7 -16.7%

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

# 4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

| Consolidated I/S | 1Q13 | 2Q13 | 3Q13 | 4Q13 | 1Q14 |
|---|---|---|---|---|---|
| Operating revenue | 6,104.5 | 5,757.0 | 5,734.6 | 6,214.5 | 5,846.1 |
| Service Revenue | 4,941.2 | 4,938.2 | 4,935.0 | 5,029.8 | 4,858.7 |
| Wireless | 1,756.6 | 1,752.2 | 1,713.8 | 1,753.9 | 1,783.4 |
| Fixed line | 1,521.9 | 1,507.7 | 1,462.4 | 1,473.4 | 1,420.1 |
| Media/Contents | 314.1 | 334.9 | 351.0 | 354.5 | 369.6 |
| Finance/Rental | 916.9 | 965.2 | 976.9 | 1,001.0 | 986.5 |
| Other service | 431.8 | 378.2 | 430.8 | 446.9 | 299.2 |
| Merchandise rev. | 1,163.3 | 818.9 | 799.7 | 1,184.7 | 987.4 |
| Operating expense | 5,737.2 | 5,408.8 | 5,426.8 | 6,398.5 | 5,694.0 |
| Service expense | 4,589.8 | 4,636.4 | 4,715.9 | 5,242.6 | 4,761.0 |
| Labor expense | 804.3 | 813.3 | 813.0 | 858.3 | 807.6 |
| General expense | 2,403.9 | 2,503.2 | 2,524.3 | 2,730.7 | 2,555.0 |
| Depreciation | 878.7 | 879.9 | 886.7 | 921.0 | 931.8 |
| Commissions | 262.1 | 298.3 | 335.2 | 364.6 | 329.3 |
| Advertising | 32.0 | 38.1 | 44.7 | 46.3 | 28.2 |
| Financial biz exp | 632.3 | 675.3 | 688.6 | 707.0 | 683.5 |
| Other general exp | 598.9 | 611.6 | 569.2 | 691.9 | 582.2 |
| Cost of svc provided | 743.6 | 739.9 | 786.1 | 948.2 | 656.9 |
| Cost of service | 394.1 | 433.6 | 498.6 | 608.6 | 376.9 |
| Interconnection fees | 202.8 | 208.6 | 209.8 | 264.4 | 216.3 |
| Other cost of service | 146.8 | 97.7 | 77.7 | 75.2 | 63.6 |
| Selling expense | 638.0 | 580.0 | 592.5 | 705.4 | 741.6 |
| Sales expense | 591.7 | 529.9 | 544.3 | 649.4 | 703.6 |
| Bad debt expense | 46.3 | 50.1 | 48.2 | 55.9 | 38.0 |
| Cost of merch sold | 1,147.3 | 772.4 | 710.9 | 1,155.9 | 933.0 |
| Operating income | 367.3 | 348.3 | 307.8 | -184.0 | 152.0 |
| EBITDA | 1,246.0 | 1,228.1 | 1,194.5 | 737.0 | 1,083.9 |
| N-OP income (loss) | -72.0 | -147.3 | -110.5 | -514.8 | -178.0 |
| N-operating income | 223.0 | 143.1 | 21.2 | 221.2 | 111.8 |
| N-operating expense | 296.1 | 293.4 | 131.0 | 739.3 | 294.8 |
| Equity Method (G/L) | 1.1 | 3.1 | -0.8 | 3.3 | 5.1 |
| Income bf taxes | 295.3 | 201.0 | 197.3 | -698.8 | -26.0 |
| Income tax | 82.7 | 67.6 | 61.0 | -156.3 | 15.0 |
| Income from con op | 212.6 | 133.4 | 136.3 | -542.5 | -41.0 |
| Income from discon. Op | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Net income | 212.6 | 133.4 | 136.3 | -542.5 | -41.0 |
| NI contribution to KT | 181.6 | 108.5 | 106.0 | -558.5 | -65.1 |

| KT Separate I/S | 1Q13 | 2Q13 | 3Q13 | 4Q13 | 1Q14 |
|---|---|---|---|---|---|
| Operating revenue | 4,790.6 | 4,359.1 | 4,151.3 | 4,636.1 | 4,460.9 |
| Service Revenue | 3,678.8 | 3,560.4 | 3,470.9 | 3,549.2 | 3,485.6 |
| Wireless | 1,734.0 | 1,730.8 | 1,693.3 | 1,734.9 | 1,764.3 |
| Fixed line | 1,507.5 | 1,485.3 | 1,440.2 | 1,447.8 | 1,403.8 |
| Media/Contents | 130.3 | 132.2 | 146.7 | 160.3 | 158.6 |
| Finance/Rental | | | | | |
| Other service | 307.1 | 212.2 | 190.8 | 206.2 | 158.9 |
| Merchandise rev. | 1,111.8 | 798.7 | 680.4 | 1,086.9 | 975.2 |
| Operating expense | 4,554.6 | 4,165.8 | 4,004.3 | 4,902.4 | 4,438.4 |
| Service expense | 3,438.4 | 3,389.5 | 3,314.4 | 3,745.0 | 3,495.1 |
| Labor expense | 641.2 | 635.0 | 627.0 | 653.8 | 631.1 |
| General expense | 1,563.2 | 1,607.2 | 1,583.1 | 1,789.9 | 1,588.2 |
| Depreciation | 732.4 | 723.0 | 725.0 | 751.2 | 758.0 |
| Commissions | 324.8 | 345.6 | 328.5 | 404.7 | 328.4 |
| Advertising | 30.2 | 39.1 | 44.3 | 48.1 | 28.8 |
| Other general exp | 475.9 | 499.5 | 485.3 | 585.9 | 473.0 |
| Cost of svc provided | 541.3 | 510.6 | 496.1 | 583.6 | 483.7 |
| Cost of service | 192.3 | 203.3 | 207.4 | 243.0 | 204.3 |
| Interconnection fees | 202.0 | 209.5 | 210.0 | 264.3 | 215.7 |
| Other cost of service | 147.0 | 97.8 | 78.7 | 76.3 | 63.8 |
| Selling expense | 692.6 | 636.7 | 608.1 | 717.7 | 792.0 |
| Sales expense | 656.6 | 597.5 | 566.5 | 692.8 | 764.5 |
| Bad debt expense | 36.0 | 39.3 | 41.7 | 24.9 | 27.5 |
| Cost of merch sold | 1,116.2 | 776.3 | 689.9 | 1,157.5 | 943.4 |
| Operating income | 236.0 | 193.2 | 147.0 | -266.3 | 22.4 |
| EBITDA | 968.4 | 916.2 | 872.0 | 484.9 | 780.4 |
| N-OP income (loss) | -70.1 | -149.6 | -100.4 | -514.6 | -28.3 |
| N-operating income | 245.5 | 127.3 | 9.2 | 184.3 | 221.2 |
| N-operating expense | 315.5 | 276.9 | 109.6 | 698.9 | 249.5 |
| Income bf taxes | 166.0 | 43.6 | 46.6 | -780.9 | -5.9 |
| Income tax | 26.2 | 9.1 | 6.1 | -173.8 | -1.5 |
| Net income | 139.8 | 34.5 | 40.5 | -607.1 | -4.4 |

16

# 4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

| Consolidated | 1Q13 | 2Q13 | 3Q13 | 4Q13 | 1Q14 |
|---|---|---|---|---|---|
| **Asset** | 34,074.9 | 33,490.3 | 34,127.2 | 34,846.5 | 34,440.2 |
| Current assets | 10,546.3 | 10,108.2 | 10,057.1 | 9,968.4 | 10,133.7 |
| Cash &cash equivalents | 1,492.5 | 1,881.6 | 2,033.1 | 2,070.9 | 1,694.8 |
| Trade & other rec | 4,213.7 | 4,080.4 | 3,659.6 | 3,739.1 | 3,527.4 |
| Inventories | 1,215.0 | 865.9 | 776.3 | 614.1 | 637.1 |
| Other current assets | 3,625.0 | 3,280.4 | 3,588.2 | 3,544.4 | 4,274.5 |
| Non-current assets | 23,528.6 | 23,382.0 | 24,070.1 | 24,878.1 | 24,306.5 |
| Trade & other rec | 750.9 | 804.5 | 647.8 | 813.5 | 639.1 |
| P.P.E | 15,739.1 | 15,713.7 | 15,815.8 | 16,387.0 | 16,119.2 |
| Other non-cur assets | 7,038.6 | 6,863.8 | 7,606.4 | 7,677.6 | 7,548.2 |
| **Liabilities** | 21,135.4 | 20,409.5 | 20,883.2 | 21,981.6 | 21,836.6 |
| Current liabilities | 11,184.3 | 10,639.8 | 9,829.2 | 11,187.7 | 11,352.6 |
| Trade & other payables | 6,964.0 | 6,046.1 | 6,083.6 | 7,413.8 | 7,192.9 |
| Short-term borrowings | 3,356.4 | 3,798.0 | 2,981.7 | 3,020.7 | 3,420.0 |
| Other current liabilities | 863.9 | 795.6 | 763.9 | 753.2 | 739.8 |
| Non-current liabilities | 9,951.1 | 9,769.7 | 11,054.0 | 10,793.9 | 10,484.0 |
| Trade & other payables | 605.0 | 603.1 | 1,136.4 | 1,058.9 | 908.3 |
| Long-term borrowings | 8,231.2 | 8,012.4 | 8,669.5 | 8,463.2 | 8,338.5 |
| Other non-cur liabilities | 1,114.9 | 1,154.3 | 1,248.1 | 1,271.8 | 1,237.3 |
| **Equity** | 12,939.5 | 13,080.8 | 13,244.0 | 12,864.9 | 12,603.6 |
| **Net Debt** | 10,095.1 | 9,928.8 | 9,618.1 | 9,411.2 | 10,061.8 |

| KT Separate | 1Q13 | 2Q13 | 3Q13 | 4Q13 | 1Q14 |
|---|---|---|---|---|---|
| **Asset** | 25,765.6 | 24,875.9 | 25,318.3 | 25,693.9 | 25,338.5 |
| Current assets | 5,898.8 | 5,107.4 | 4,992.4 | 4,711.8 | 4,476.2 |
| Cash &cash equivalents | 531.4 | 793.7 | 900.6 | 1,023.9 | 440.6 |
| Trade & other rec | 3,607.7 | 3,351.6 | 2,909.6 | 3,007.5 | 2,894.0 |
| Inventories | 1,082.4 | 713.5 | 633.5 | 478.4 | 480.2 |
| Other current assets | 677.2 | 248.6 | 548.7 | 202.0 | 661.3 |
| Non-current assets | 19,866.8 | 19,768.5 | 20,325.9 | 20,982.1 | 20,862.3 |
| Trade & other rec | 600.2 | 648.1 | 484.7 | 674.8 | 507.9 |
| P.P.E | 12,854.4 | 12,722.7 | 12,713.3 | 13,087.6 | 12,651.1 |
| Other non-cur assets | 6,412.3 | 6,397.7 | 7,127.9 | 7,219.7 | 7,703.3 |
| **Liabilities** | 14,240.8 | 13,331.1 | 13,715.7 | 14,649.8 | 14,372.0 |
| Current liabilities | 7,293.9 | 6,751.8 | 5,995.2 | 7,041.0 | 6,830.8 |
| Trade & other payables | 4,542.1 | 3,701.3 | 3,683.0 | 5,015.4 | 4,080.1 |
| Short-term borrowings | 2,182.9 | 2,538.6 | 1,897.1 | 1,582.8 | 2,286.9 |
| Other current liabilities | 568.9 | 511.8 | 415.0 | 442.9 | 463.8 |
| Non-current liabilities | 6,946.9 | 6,579.4 | 7,720.5 | 7,608.8 | 7,541.2 |
| Trade & other payables | 577.5 | 567.6 | 1,081.3 | 1,048.9 | 860.8 |
| Long-term borrowings | 5,567.6 | 5,176.4 | 5,757.8 | 5,703.1 | 5,829.9 |
| Other non-cur liabilities | 801.8 | 835.4 | 881.5 | 856.8 | 850.5 |
| **Equity** | 11,524.9 | 11,544.8 | 11,602.6 | 11,044.1 | 10,966.5 |
| **Net Debt** | 7,219.2 | 6,921.3 | 6,754.3 | 6,261.9 | 7,676.2 |

17

4-3 Subscribers (KT only) Wireless 1Q13 2Q13 3Q13 4Q13 1Q14 QoQ YoY Total Wireless Subscribers 17,371 17,354 17,205 17,300 17,293 0.0% -0.4% 3G + LTE 16,443 16,439 16,325 16,454 16,473 0.1% 0.2% WiBro 928 915 880 846 820 -3.0% -11.7% Mobile Subscribers (*1,000) Gross addition 1,273 1,224 1,080 1,404 1,477 5.2% 16.0% Deactivation 1,332 1,227 1,195 1,274 1,458 14.4% 9.5% Net addition (59) (3) (114) 129 19 Net gain Net gain Churn rate (%) 2.7% 2.7% 2.4% 2.6% 2.9% 0.4%p 0.2%p Subscribers 16,443 16,439 16,325 16,454 16,473 0.1% 0.2% Mobile : WCDMA + LTE Mobile ARPU (KRW) Wireless Service 31,116 31,615 31,332 32,160 32,902 2.3% 5.7% Interconnection 2,920 3,060 3,242 3,450 3,523 2.1% 20.6% ARPU: WCDMA+LTE Wireless service : Voice + Data Wireline 1Q13 2Q13 3Q13 4Q13 1Q14 QoQ YoY Subscribers (*1,000) Telephony 18,496 18,323 18,173 18,018 17,789 -1.3% -3.8% PSTN 15,113 14,916 14,712 14,513 14,309 -1.4% -5.3% VoIP 3,383 3,407 3,462 3,505 3,480 -0.7% 2.9% Broadband 8,050 8,038 8,041 8,067 8,037 -0.4% -0.2% IPTV 4,228 4,477 4,713 4,968 5,158 3.8% 22.0%

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